September 10, 2010

U.S. Securities and Exchange Commission
Washington , D.C. 20549
Attention: Christian Windsor and Eric Envall

RE:	Loanio, Inc.
Request for Withdrawal of Registration Statement
File No. 333-160140

Dear Mr. Windsor and Mr. Envall:

On behalf of Loanio, Inc., a Delaware corporation (the “Company”),  I hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, (including all exhibits thereto), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 22, 2009, and most recently amended on September 25, 2009 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement at this time due to the lack of operating capital. None of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, if possible.

The Company also requests that the Commission consent (if required) to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

I would like to thank you in advance for your time and consideration.

Sincerely,

Michael  S. Solomon
Chief Executive Officer

25 Smith Street   Suite 301   Nanuet,   New York   10954